Woody Woodall SVP, Chief Accounting Officer and Controller 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 527-4093 e-mail: woody.woodall@fnis.com
April 8, 2009
Via Edgar
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Re: File No. 1-16427
Dear Mr. Owings:
We hereby submit the following responses to the comment letter dated March 27, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Forms 10-K and 10-K/A of Fidelity National Information Services, Inc. for the fiscal year ended December 31, 2008. To assist your review, we have retyped the text of those comments below.
Your letter instructed us to comply with the comments in all future filings, as applicable. We hereby confirm that we intend to comply as indicated in our responses below:
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 3. Legal Proceedings, page 15
1.	With respect to the case Searcy, Gladys v. eFunds Corporation, please identify the court in which this case is pending. With respect to the cases discussed under the sub-heading Driver’s Privacy Protection Act, please disclose the date these cases were instituted. Please refer to Item 103 of Regulation S-K.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
Driver’s Privacy Protection Act
A putative class action lawsuit styled Richard Fresco, et al. v. Automotive Directions, Inc. et al., was filed against eFunds and seven other non-related parties in the U.S. District Court for the Southern District of Florida during the second quarter of 2003. The complaint alleged that eFunds purchased motor vehicle records that were used for marketing and other purposes that are not permitted under the Federal Driver’s Privacy Protection Act (“DPPA”). The plaintiffs sought statutory damages, plus costs, attorney’s fees and injunctive relief. eFunds and five of the other seven defendants settled the case with the plaintiffs. That settlement was approved by the court over the objection of a group of Texas drivers and motor vehicle record holders. The plaintiffs have since moved to amend the court’s order approving the settlement in order to seek a greater attorneys’ fee award and to recover supplemental costs. In the meantime, the objectors filed two class action complaints styled Sharon Taylor, et al. v. Biometric Access Company et al and Sharon Taylor, et al. v. Acxiom et al in the U.S. District Court for the Eastern District of Texas during the first quarter of 2007 alleging similar violations of the DPPA. The Acxiom action was filed against the Company’s ChexSystems, Inc. subsidiary, while the Biometric suit was filed against the Company’s Certegy Check Services, Inc. subsidiary. The judge recused himself in the action against Certegy because he was a potential member of the class. The lawsuit was then assigned to a new judge and Certegy filed a motion to dismiss. The court granted Certegy’s motion to dismiss with prejudice in the third quarter of 2008. ChexSystems filed a motion to dismiss or stay its action based upon the earlier settlement and the Court granted the motion to stay pending resolution of the Florida case. The court dismissed the ChexSystems’ lawsuit with prejudice against the remaining defendants in the third quarter of 2008. The plaintiffs moved the court to amend the dismissal to exclude defendants that were parties to the Florida settlement. That motion was granted. The plaintiffs then appealed the dismissal. The plaintiffs’ appeals of the dismissals in both lawsuits are pending.
Searcy, Gladys v. eFunds Corporation
This is a nationwide putative class action that was originally filed against eFunds Corporation and its affiliate Deposit Payment Protection Services, Inc. in the U.S. District Court for the Northern District of Illinois during the first quarter of 2008. The complaint alleges willful violation of the Fair Credit Reporting Act (“FCRA”) in connection with the operation of the Shared Check Authorization Network (“SCAN”). Plaintiff’s principal allegation is that consumers did not receive appropriate disclosures pursuant to §1681g of the FCRA because the disclosures did not include: (i) all information in the consumer’s file at the time of the request; (ii) the source of the information in the consumer’s file; and/or (iii) the names of any persons who requested information related to the consumer’s check writing history during the prior year. The Company is vigorously defending the matter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results. .page 18
Business Trends and Conditions, page 19
2.	We noted your discussion of certain business trends and conditions that you are currently facing. Please discuss in reasonable detail the actions you are taking to address these business trends and economic conditions. Also, we note in the first risk factor on page 10 that you are sensitive to the level of consumer transactions generated by your customers, and that your revenues could be impacted negatively by the current recession or any other event causing a material slowing of consumer spending. Please discuss the actions you are taking to address these risks.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
A significant portion of our revenue is derived from transaction processing fees. As a result, the level of deposit and card transactions can affect our business and thus the condition of the overall economy can have an effect on our growth. In light of current economic conditions, we are seeking to manage our costs and capital expenditures prudently. We reduced both domestic headcount and capital expenditures in 2008 from 2007 levels.
Card transactions continue to increase as a percentage of total point-of-sale payments, which fuels continuing demand for card-related services. We continue to launch new services aimed at accommodating this demand. In recent years, we have introduced a variety of stored-value card types, Internet banking, and electronic bill presentment/payment services, as well as a number of card enhancement and loyalty/reward programs. The common goal of these offerings continues to be convenience and security for the consumer coupled with value to the financial institution. At the same time, the use of checks continues to decline as a percentage of total point-of-sale payments. We have announced that we are considering strategic alternatives for our remaining check businesses, although no assurance can be given as to whether or when any disposal transaction or other change with respect to those businesses will be accomplished.
In many of the businesses of our Financial Solutions segment, we compete for both licensing and outsourcing business, and thus are affected by the decisions of financial institutions to utilize our services under an outsourced arrangement or to process in-house under a software license and maintenance agreement. As a provider of outsourcing solutions, we benefit from multi-year recurring revenue streams, which help moderate the effects of year to year economic changes on our results of operations. Generally, demand for outsourcing solutions has increased over time as service providers such as us realize economies of scale and improve their ability to provide services that improve customer efficiencies and reduce costs.
Consolidation within the banking industry may be beneficial or detrimental to our businesses. When consolidations occur, merger partners often operate disparate systems licensed from competing service providers. The newly formed entity generally makes a determination to migrate its core systems to a single platform. When a financial institution processing client is involved in a consolidation, we may benefit by expanding the use of our services if such services are chosen to survive the consolidation and support the newly combined entity. Conversely, we may lose market share if a customer of ours is involved in a consolidation and our services are not chosen to survive the consolidation and support the newly combined entity. While it is difficult to mitigate the risks of consolidations, we seek to do so through offering competitive services and trying to take advantage of situations on a case by case basis depending on the specific opportunities at the combined company.
We believe that we are facing one of the most difficult times that has ever existed for financial institutions, retailers and other businesses in the United States and internationally. We expect there to be a significant number of bank failures in the next few years, which may be offset to a degree by somewhat decreased bank acquisition activity. However, we believe that our potential exposure to bank failures and forced government actions that have occurred to date is less than one half of one percent of our revenues. Additionally, this exposure does not consider any incremental revenues we may generate from potential license fees or service associated with assisting surviving institutions with integrating acquired assets resulting from financial failures. In the current economy, we believe customers may turn more to outsourcing as a means to reduce fixed costs and gain a competitive edge. However, although we have lately seen an increase in requests for outsourcing proposals, it is not yet certain how many of these requesting financial institutions will move forward with their potential projects given current economic conditions. Financial institutions may defer upgrades or other outsourcing projects until conditions improve. We believe that software sales will be the most at risk as far as purchases that financial institutions may defer, because in general they tend to be more discretionary than outsourcing projects. However, software sales represent approximately 5% of our revenues and thus any decrease should not have a significant impact on our results of operations. We are addressing the foregoing trends and business conditions in part by managing our costs and capital expenditures, as described above, and by ensuring that the pricing and quality of our services continue to deliver value for our existing and potential customers.
While we believe that we are well positioned to withstand the current financial crisis, there are factors outside our control that might impact our operating results that we may not be able to fully anticipate as to timing and severity, including but not limited to adverse effects if banks are nationalized, continued global economic conditions worsen, causing further slowdowns in consumer spending and lending, and the impact on our ability to access capital should any of our lenders fail.
Liquidity and Capital Resources, page 25
3.	We note your statement in the first risk factor on page 14 that some of the lenders that are parties to your credit agreement and interest rate swap agreements have failed. Please discuss the effect, if any, that these failures have had on your credit agreements, your liquidity, operations, and your ability to access your credit line. Also, please discuss the actions, if any, you are taking to minimize the risk of future defaults by parties to your credit and interest rate swap agreements.
The Company notes the Staff’s comment and has addressed the Staff’s comment in the draft disclosure provided below. The Company will provide similar disclosure in its future filings.
As of December 31, 2008, one financial institution that was a party to our credit facility failed, thereby reducing the amount available to us under our credit facility by an immaterial amount. No other financial institutions that were a party to our credit facility or our interest rate swap agreements have failed to date. The Company continues to monitor the financial stability of its counterparties on an ongoing basis. The lenders under our credit facility are a diversified set of financial institutions both domestic and international. Concentration has increased due to recent consolidation with the top 10 lenders thereunder having about 60% of the overall facility. The loss of any single participant would not adversely impact the Company’s ability to fund operations. The revolving facility is bifurcated into two tranches each with a distinct group of lenders and the Company retains capacity under both tranches. If the single largest lender were to default under the terms of the credit agreement, the maximum loss of liquidity on the undrawn portion of the revolver would be about $66 million.
Off-Balance Sheet Arrangements, page 27
4.	We note your statement that you do not have any material off-balance sheet arrangements other than operating leases. Please disclose if these operating leases have had or are reasonably likely to have a current or future effect that is material to investors on your financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and if so, please provide the disclosures required under Item 303(a)(4) of Regulation S-K.
The Company notes the Staff’s comment and notes that the operating leases mentioned here are the obligations already included in the disclosure in both our contractual obligations table and Footnote 17 to our Consolidated Financial Statements. These obligations are ordinary operating leases of buildings and equipment and not the type of off-balance sheet arrangement that is required to be disclosed under Item 303(a)(4). As a result, the Company will remove the reference to them in this disclosure in future filings.
Item 7A. Quantitative and Qualitative Disclosure About Market Risks, page 29
5.	Please present summarized market risk information for the preceding fiscal year. Please discuss any material quantitative changes in market risk exposures between the current and preceding fiscal years and the reasons for any material changes. Please see Item 305(a)(3) of Regulation S-K.
As discussed with the Staff, the Company has recently entered into a merger agreement with Metavante Technologies, Inc. (“MV”). This large transaction will undoubtedly have a significant impact on the Company’s market risks. As a result, as discussed with the Staff, the Company is not providing sample revised disclosure for comments 5 and 6.
However, the Company confirms that in its future Form 10-K disclosure it will present summarized market risk information for the previous year, as well as the required disclosure for the current year, and further will discuss material quantitative changes in market risk exposures and the reasons for any material changes.
If the Company had included such disclosure in its 2008 Form 10-K, the principal changes in market risk exposures would have been in its outstanding debt, which was reduced by approximately $1.6 billion as a result of the Company’s spin-off of its subsidiary LPS in July 2008, and in related interest rate swaps. Also, the Company’s foreign currency exposures increased due to growth in its non-U.S. operations.
6.	Please provide a description of the model, assumptions and parameters you used when you assessed your exposure to hypothetical changes in interest rates and foreign currency exchange rates. Please refer to Item 305(a)(1)(ii)(B) of Regulation S-K and Instruction 3(F) to Paragraph 305(a).
The Company’s only material market risk sensitive instruments at the present time with respect to interest rate risk are its debt and related interest rate swaps, all of which are denominated in U.S. dollars. The carrying amounts of the Company’s trade receivables and trade payables approximate their fair value. The Company will disclose that it has performed a sensitivity analysis to show the effects on its pre-tax earnings of a reasonably possible near term change in applicable interest rates, but not less than a 10% change. The Company will clarify that it is performing the sensitivity analysis based on the principal amount of its floating rate debt as of year end, less the principal amount of any such debt that is then subject to an interest rate swap converting such debt into fixed rate debt. This disclosure will make clear that the Company has not taken into account any mid-year changes that occurred in the current year in the amount of outstanding debt or in the notional amount of outstanding interest rate swaps in respect of its debt. The Company further will make clear that in its sensitivity analysis, the change in interest rates is assumed to be applicable for an entire year. For comparative purposes the same analysis will be presented for the prior year as well.
The Company has no material market risk sensitive instruments that are exposed to foreign currency exchange risks. The Company’s exposure to foreign currency exchange risks arises instead from its non-U.S. operations generally, to the extent they are conducted in local currency. The Company will disclose the foregoing, and further to the extent material will conduct and describe the results of a sensitivity analysis with respect to its revenues and pre-tax earnings in foreign currency. The Company will disclose that it has performed this analysis by applying a reasonably possible near term change in its applicable exchange rates (but at least equal to a 10% change in all rates), to its current year revenues and earnings (and prior year revenues and earnings, for comparative purposes) denominated in currencies other than U.S dollars. The Company will explain that it has assumed a simultaneous and immediate change in rates to the assumed extent (e.g. a 10% decline) and that such change is applicable for the entire period presented. If the Company has then entered into any derivative financial instrument to hedge its foreign currency exposure, the Company will explain how it has treated the hedge in its analysis.
Interest Rate Risk, page 29
7.	We note your statement that “[a] one percent increase in the LIBOR rate would increase our annual debt service on the Credit Agreement by $3.9 million (based on principal amounts outstanding at December 31, 2008, net of interest rate swaps). Please clarify if this is the effect on your annual debt service after you calculate your interest swap transactions. If it does not include your interest swap transactions, please disclose quantitative market risk disclosure with respect to your interest rate swaps.
The Company notes the Staff’s comment and confirms that this is the effect on our annual debt service after we calculate the impact of our interest rate swap transactions. The Company will clarify the disclosure as described above in the response to comment 6.
8.	Please discuss your policies, if any, to manage your foreign exchange rate risk such as under what circumstances you would consider entering into transactions to hedge your risk, and the type of instruments you would use. If you have no policies to manage your foreign exchange rate risk, please so state. Please refer to Item 305(b) of Regulation S-K.
The Company does not have an established policy or procedure to manage foreign exchange rate risk at this time and will state that fact in future filings. As our international operations grow, we will evaluate the need to implement foreign exchange rate risk management policies, and we are currently analyzing our operations and related foreign currency risk. If we implement a policy, the policy will be disclosed in future filings with the Commission. If a policy were established to manage foreign exchange rate risk, the Company would consider hedging both fair value and cash flow exposures using derivatives such as foreign currency forward contracts, collars and other types of option contracts to minimize foreign exchange rate risk.
9.	We note that you used a 5% change in average exchange rates to calculate the sensitivity of your revenues to a change in exchange rates. Instruction 3A to Item 305(a) of Regulation S-K indicates registrants should use changes that are not less than 10% of end of period market rates or prices in their sensitivity analysis. Please provide the effect that a 10% change in exchange rates would have on your revenues or advise why you are not required to do so. Please see Instruction 3A to Item 305(a) of Regulation S-K.
A 10% change in average exchange rates for these currencies would have had the following effect on 2008 reported revenues:

Impact on
Revenues in U.S.
Currency	Dollars
(Millions)
Real	$26.0
Euro	20.0
Pound Sterling	8.0

Total Impact	$54.0
To the extent that the Company is subject to foreign exchange risk for foreign currency-denominated transactions in the future, it will select hypothetical changes in market rates or prices that are not less than 10% of end of period market rates or prices to disclose as set forth above the reasonably possible near-term changes in those rates and prices.
Item 9A. Controls and Procedures, page 68
10.	We note your conclusion of management regarding the effectiveness of your disclosure controls and procedures summarized the definition of disclosure controls and procedures. Please simply state, if true, that the officers concluded that your disclosure controls and procedures are effective. Alternatively, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

The Company notes the Staff’s comment and has addressed the Staff’s comment in the conclusion of management provided below. The Company will provide this disclosure in its future filings.
“As of the end of the year covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company’s principal executive officer and principal financial officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.”
We confirm that our conclusions regarding effectiveness of disclosure controls and procedures as of the end of the year covered by our report would not have changed had the above statements been included in the filing.
Further, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any further comments at the Staff’s earliest possible convenience. If you should have any questions or comments regarding this letter, please contact Woody Woodall at (904) 527-4093.
Very truly yours,
/s/ James W. Woodall